                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number 1-6117

                               SOUTHDOWN, INC.
             (Exact name of registrant as specified in its charter)

                         1200 Smith Street, Suite 2400
                             Houston, Texas 77002
                                (713) 650-6200
             (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                    Common Stock, par value $1.25 per share
                        Preferred Stock Purchase Rights
                        10% Subordinated Notes Due 2006
           (Title of each class of securities covered by this Form)

                                     None
            (Titles of all other classes of securities for which a
          duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)  [X]            Rule 12h-3(b)(1)(ii) [X]
           Rule 12g-4(a)(1)(ii) [ ]            Rule 12h-3(b)(1)(iI) [ ]
           Rule 12g-4(a)(2)(i)  [ ]            Rule 12h-3(b)(2)(i)  [ ]
           Rule 12g-4(a)(2)(ii) [ ]            Rule 12h-3(b)(2)(ii) [ ]
                                               Rule 15d-6           [ ]

     Approximate number of holders of record as of the certification or notice date:

   1 with respect to the Common Stock;
   0 with respect to the Preferred Stock Purchase Rights; and 3 with respect to the 10% Subordinated Notes due 2006.

Pursuant to the requirements of the Securities Exchange Act of 1934, Southdown, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:  November 16, 2000                By:  /s/ PATRICK S. BULLARD
                                             -------------------------------
                                             Patrick S. Bullard
                                             Senior Vice President - General
                                             Counsel and Secretary